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                              October 20, 2020

       Patrick Pedonti
       Senior Vice President and Chief Financial Officer
       SS&C Technologies Holdings, Inc.
       80 Lamberton Road
       Windsor, CT 06095

                                                        Re: SS&C Technologies
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 001-34675

       Dear Mr. Pedonti:

               We have reviewed your September 3, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 20, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 18. Segment and Geographic Information, page 86

   1. Please explain further the following as it relates to the information provided in your response to prior
comment 1:

                                                              Provide a
breakdown of your 10 components.
                                                              Tell us the size
of each component and provide the revenue and operating income for each.
                                                              Clarify which
costs are allocated based on the budgeted revenue contribution by each component, and tell
us what percentage of each component's expenses are comprised of allocated costs
versus direct costs.
 Patrick Pedonti
SS&C Technologies Holdings, Inc.
October 20, 2020
Page 2
                Describe the nature of the direct costs that are attributed to the components.
                Explain further why the exclusion of certain expenses such as share-based compensation, legal settlements, fair value adjustments, etc. would result in component financial information that is not useful to the CODM.
                Describe further the goals and objectives that are discussed at your weekly staff meetings. Tell us whether these are financial or performance goals and explain how you evaluate the progress towards meeting such goals and
objectives.
                You state that the CODM utilizes weekly revenue updates, in part, to help evaluate which resource requests will be fulfilled during the period. Explain further how requests are communicated to the CODM and the factors he considers in determining
              which will be fulfilled. Also, clarify how each component   s
goals and objectives
              factor into any resource allocation decisions.
                Tell us whether resource allocation discussions occur at your weekly staff meetings,
              and how these meetings play into the CODM   s consideration for
making resource
              allocation decisions, even at a consolidated level.
                Explain how you manage the budget to actual results throughout the year.
              Specifically address the actions taken should one of the components fail to meet their revenue or operating income budget goals in a particular period.
                Explain further how the CODM allocates his bonus pool among each of the components and specifically address the strategic initiatives and other factors that are considered. Provide examples of the strategic initiatives and describe how they are measured.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief at (202) 551-3499 with any questions.



FirstName LastNamePatrick Pedonti                               Sincerely,
Comapany NameSS&C Technologies Holdings, Inc.
                                                                Division of
Corporation Finance
October 20, 2020 Page 2                                         Office of
Technology
FirstName LastName